December 22, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (202) 362-2902

Aubrey L. Dunn
President and Chief Executive Officer
First Federal Banc of the Southwest
300 North Pennsylvania Avenue
Roswell, New Mexico 88201

Re: First Federal Banc of the Southwest, Inc.
Form S-4 filed November 24, 2004
File No. 333-120729

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>**Form S-4**</u>

<u>General comments on your filing</u>

1.   We note that investors will be given the opportunity to elect cash, shares or a combination of cash and shares sometime after their decision regarding the approval of the merger. Please provide your analysis as to how your election of consideration procedures comply with the requirements of the Williams Act, particularly in the event that there is a considerable time between the time that shareholders cast their votes on the merger and the time they make their election. In particular, please advise us whether you intend to provide shareholders with an updated prospectus or to otherwise comply with

Regulation 14d of the Exchange Act. Please refer to Commission Release 33-5927 and the request of no-action relief Dauphin Deposit Corporation, made available February 7, 1983.

2. Please confirm that all material non-public information shared by the two entities during due diligence is currently included within this document. This would include any forecasts or projections that crossed from one side to the other.

3. Please tell us supplementally why the company has not been subject to the reporting requirements following its reorganization in 1998.

Cover Page

4. Cover page disclosure should be limited to information required by Item 501 of Regulation S-K and any additional information that is key to an investment decision. It appears that much of the disclosure in the last three paragraphs does not fit these limitations and should be deleted from the cover page. Please revise accordingly.

5. Please revise to delete legalisms such as "with and into," "herein," and the final sentence of the first paragraph describing the procedural steps of the merger. Please review your document to cull all legalisms, such as the ones noted above and "pursuant to" and "therein."

6. There appears to be some confusion between the second paragraph and the beginning of the third full paragraph regarding what shareholders must do. We suggest that the first sentence of the third paragraph may have been intended to state, for example, "Alternatively, stockholders *may* elect to receive cash…" Please revise.

7. Briefly discuss the likelihood that shareholders who elect all cash or all shares will receive a mix of cash and shares.

8. Please revise to disclose when you anticipate that First Federal will be listed on the NASDAQ SmallCap Market.

9. Disclose the percentage of common stock each of the shareholder bases will own assuming the transactions are completed.

10. Please disclose the percentage of First Federal and GFSB shares group that is required to approve the merger, and disclose the percentage of each company's shares that have agreed to vote for the merger.

Questions and Answers About the Merger – page 1

11. You currently repeat a lot of information in both your Q&A and summary sections. The Q&A should not repeat any information that appears in the summary, and vice versa. For

purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section.

12.   To the extent you ask a question, your answers should directly answer the question. For instance, when you ask whether shareholders have dissenters' rights, you should indicate yes or no. Revise each Q&A as appropriate.

How Do the Board of Directors… - page 2

13.   Please disclose the percentage of shares of each company that have been committed by each company's officers and directors.

Summary – page 4

14.   Reorder the summary from a shareholder's perspective. For example, shareholders are most interested in what they will receive: current stock prices, tax treatment of the transaction, dividend policy on both a historical and going forward basis, fairness opinions, dissenters/appraisal rights, and material changes in shareholder rights.

15.   Consider revising the subheading of the most significant sections to make them more descriptive. For example, "Material Federal Income Tax Consequences of the Merger" might be revised to read, "Stockholders who exchange their shares for cash will be subject to federal income taxes." "Opinion of Hovde Financial…" might read, "The Financial Advisors of First Federal Say the Transaction is Fair to Shareholders." We may have further comment based upon your response.

Recommendations of the Boards of Directors – page 6

16.   Revise to include a clear summary of the two boards' specific *reasons* for approving the merger transaction. Refer to Item 4(a)(2) of Form S-4. A discussion of the *factors considered* by each board is not sufficient, nor is a cross-reference to a later discussion. Avoid generic disclosure that could be applied to every bank merger.

Each Share of GFSB Common stock will be exchanged… - page 6

17.   Please revise the subheading of this section to indicate that shareholders may receive a mix of shares and cash, and revise the disclosure to indicate how likely it is that those who elect all cash or all shares will receive what they elect.

Opinion of Hovde Financial, LLC…
Opinion of McDonald Investments, Inc… - page 7

18.   The financial advisor summary disclosures should include the amount paid by the respective companies for all services including the fairness opinion. Please include this

information both here and in the disclosure in the body of the prospectus regarding the two fairness opinions.

Interest of Certain Persons in the Merger… - page 8

19.   In the second bullet point note the number of shares that will be vested.

20.   Revise the fourth bullet point to briefly clarify what the provisions referred to are.

21.   In the fifth bullet point, identify the two directors referred to.

Material Federal Income Tax Consequences of the Merger – page 9

22.   Revise to specifically identify the opining tax counsel, and the content of its opinion.

23.   Please briefly clarify the practical impact on the taxpayer of recognizing "gain" and "loss."

Risks Related to the Merger – page 14

24.   Include discussions of all material risks to investing in shares of First Federal, including any business risks associated with either company.

25.   Please revise all subheadings as necessary so that they describe a clear risk to the investor. We note, for example, the risk factor on page 15 that begins, "The Tax Consequences of the Merger…." The next two risk factor subheadings should also be revised. The word "uncertainties" in the third risk factor on page 15, for example, is too vague to point to a clear risk.

If you are a GFSB stockholder…. – page 14

26.   Please explain clearly in what way investors would be affected by the requirement that the stock portion of the merger consideration must be equal to at least 45% of the aggregate merger consideration. Please disclose this also under Merger Consideration on page 35.

Directors and Officers of GFSB Have potential Interests… - page 15

27.   Each risk factor discussion must clearly describe a risk to the investor. Explain the risk to the investor that results from the potential interests of directors and officers. A cross-reference to a later discussion is not sufficient.

There are Uncertainties in Integrating… - page 15

28.   In the clause immediately preceding the bullet points, please revise the word "affected," which is overly vague.

A Warning about Forward-Looking Statements – page 16

29.   In the last sentence in this section, both First Federal and GFSB claim the safe harbor of the Private Securities Litigation Reform Act. Please note that the safe harbor is inapplicable with respect to First Federal, which is not currently a reporting company. Refer to Section 27A(a)(1) of the Securities Act of 1933. Revise accordingly.

Selected Historical Financial Information – page 19

30.   Please revise your introductory paragraph to clarify that the information for First Federal is derived from the audited financial statements included.

31.   Please remove the reference to unaudited financial statements for First Federal as interim financial statements are not included in the registration statement.

32.   Please revise your introductory paragraph to clarify that the information for GFSB at or for the years ended June 30, 2004 and 2003 are derived from the financial statements incorporated by reference and that the information at or the years ended June 30, 2002, 2001 and 2000 are derived from audited financial statements not incorporated by reference.

33.   Please revise your introductory paragraph to clarify that the information for GFSB at or for the 3 months ended September 30, 2004 and 2003 is derived from the unaudited financial statements incorporated by reference.

34.   Please consider moving the introductory paragraph information related to GFSB to a separate paragraph just before the GFSB selected historical financial information for better clarification.

Selected Historical Financial Information for First Federal – page 19

35.   Please revise to include the dividend payout ratio. Refer to Item VI of Industry guide 3.

Summary Selected Pro Forma Combined Data – page 22

36.   Please revise to clarify that the table sets forth selected financial information on a pro forma combined basis as if the merger had become effective as of October 1, 2003 with respect to income statement information.

Market Price and Dividend Information – page 23

37.   Please include historical volume trading information for the shares of both companies.

The First Federal Special Meeting – page 24
The GHSB Special Meeting – page 26

38.   Please provide further detail as to any procedures or limitations for adjourning to solicit additional votes. For example, is there a minimum or maximum adjournment time?

The Merger – page 34

39.   Please delete the qualification in the introductory paragraph, which suggests that the disclosure in that section is not fully reliable. Please remove all such qualifications throughout the prospectus. We note, in particular, the qualification on page 46 regarding Hovde's opinion, on page 53 regarding McDonald's opinion, on page 60 regarding appraisal rights, and on page 71 regarding the merger agreement.

Parties to the Merger – page 34

40.   We observe that Annex E has not been included in this filing as stated in the third paragraph.

Background of the Merger – page 39

41.   Revise to describe every material contact, negotiation or discussion in reasonable detail between First Federal and GFSB, affiliates, financial advisors, counselors, each company's Board and special committees. The disclosure should include the nature, substance and atmosphere, if material, of the discussions. Identify in each instance who initiated the contact, discussion or negotiation - including the names of individuals, if appropriate. In this regard, note that merely an identification of issues addressed, or a vague reference to certain matters, is not a substitute for a description of the material issues addressed and the positions taken by the involved parties. We may have further comment based on the revised disclosure.

Reasons for the Merger – page 41

42.   Please revise the bullet points in this section to disclose the *reasons* for the merger rather than the "factors considered" by the board. You should disclose the reasons why each board concluded that the merger was in the best interests of the respective company's shareholders. The bullet points with respect to First Federal's discussion are particularly vague and non-specific. We note that the paragraph following the bullet points under First Federal refers to "the anticipated benefits discussed in the previous paragraphs," although no clear benefits have been mentioned in those paragraphs.

First Federal Banc of the Southwest, Inc.
Page 7

43.   Revise your disclosure to include a discussion of all potentially negative factors considered by the boards.

Effects of the Merger – page 44

44.   Please revise to provide as much detail as possible, including quantification, about the anticipated cost savings and revenue enhancement following the merger.

Opinion of First Federal's Financial Advisor – page 45

45.   Please provide for staff review all materials prepared by Hovde or McDonald and provided to the respective boards of First Federal or GFSB or their representatives. Provide all transcripts, summaries and video presentation materials.

46.   Disclose the amount of any remunerations received by Hovde from First Federal or received by McDonald from GFSB within the past two years.

47.   Disclose any association between the parties and their respective financial advisors within the past two years for which the financial advisors received remuneration, including the amount of the remuneration.

48.   Disclose whether the parties determined the amount of consideration in the transaction, or whether their respective financial advisors recommended the amount of consideration to be paid. Refer to Item 1015(b)(5) of Regulation S-K.

Opinion of GFSB's Independent Financial Advisor – page 52

49.   Please provide us supplementally with the specific amounts referred to in the subheading "Comparison with the Other Offers" that is on page 55.

Material Federal Income Tax Consequences of the Merger – page 67

50.   Please revise to state that the tax discussion constitutes counsel's opinion, or alternatively that it is a summary of counsel's opinion, which has been filed as an exhibit.

51.   We note the statement on page 70, under "Tax Consequences to First Federal and its Stockholders," "Assuming…the merger qualifies as a reorganization within the meaning of section 368…." To the extent this sentence constitutes counsel's opinion of a summary of counsel's opinion, it should not include an *assumption* that the merger qualifies as a reorganization. Please revise.

52.   We suggest that following the first paragraph in the sub-section, "Exchange for First Federal Common Stock and Cash," you include an example. For example, display the computation assuming that a shareholder had purchase 100 shares at $15 each and received cash for 49 and stock for 51 shares.

Representations and Warranties made by First Federal… - page 79

53.   We note that you do not disclose the representations and warranties but include a cross
        reference to Annex A. If any of these representations and warranties are material, they
        must be disclosed here. Please revise as necessary.

First Federal's Management's Discussion and Analysis – page 81

54.   Please revise to include a discussion of your critical accounting estimates. Refer to
        Release 33-8350 which addresses certain Staff views on MD&A.

Commitment for Trust Preferred Stock Financing – page 82

55.   We note the statement in Note 7 on page 128 that the purpose of the issuance of the trust
        preferred securities is to fund the cash portion of the acquisition. Please disclose if this
        cash is necessary for the transaction. If it is necessary, disclose in the risk factor section
        and elsewhere, as appropriate, any alternative plans for obtaining the cash necessary to
        fund the merger if the trust preferred securities are not issued.

56.   Please revise to clarify the phrase, "without penalty beginning 20%."

Comparison of Operating Results for the Years Ended September 30… - page 85

57.   In the second paragraph under Non-Interest Expense, please revise to quantify the
        "portions" referred to, and include any other materials reasons for the changes discussed.

Yield and Cost Data – page 86

58.   Please revise to include the information for notes 1 and 2 in the table on page 87.

59.   Please revise the net interest rate spread for the year ended September 30, 2003 from
        8.5% to 3.5%. Or tell us why a revision is not necessary.

Economic Value of Equity – page 90

60.   Please supplementally reconcile the estimated EVE of $48,880,000 at 0 basis points to
        the amounts presented in your SFAS 107 fair value disclosures in the notes to the
        consolidated financial statements.

Business of First Federal – page 91

Loan Approval Authority and Underwriting – page 100

61.   Please revise to clarify under what conditions appraisals may not be required for loans under $250,000 and the other limited circumstances which may not require appraisal.

Loan Origination Fees and Costs – page 101

62.   Please revise to clarify what is meant by deferred loan origination fees (net of deferred fees).

Non-Performing Assets – page 102

63.   Please revise to reconcile the statement "At each date presented, we had no troubled debt restructurings…" with the presentation of amounts labeled "Troubled Debt Restructured" at each year end presented in the table.

Securities Activities

Equity Securities – page 107

64.   Please revise to disclose where the equity securities available for sale of approximately $600,000 are recorded in the financial statements.

65.   Please revise the notes to your financial statements to disclose the amount of any unrealized gains or losses on your equity securities available for sale.

Management of First Federal

Stock Option Plan – page 116

66.   On pages 116 and 118, you discuss the adoption and shareholder approval of the 2002 Option and Incentive Plan during the fiscal year ended September 30, 2004. However, page 26 of the notes to the financial statements discloses the Plan was approved by shareholders in January 2003. Please revise the appropriate section for consistency.

Description of First Federal Common Stock – page 119

67.   In the first sentence, please change "certain" to "material."

Pro Forma Financial Information – page 122

68.   Please revise the introductory paragraph to clarify how GFSB's financial statements were adjusted. If quarterly information derived from their Form 10-QSB was deducted from or

added to their annual information derived from their Form 10-KSB for the fiscal year ended June 30, 2004, then discuss this calculation clarifying which quarterly periods were used. If the twelve month period was calculated differently, then clarify how.

69.   Please revise the introductory paragraph to clarify all assumptions about the cash vs. stock election and any limits on cash.

70.   Please revise the unaudited pro forma condensed combined consolidated statements of income to give effect to the merger as if the merger had been consummated at the beginning of the fiscal year presented (e.g. October 1, 2003).

71.   Please remove (Unaudited) from the columns presenting GFSB financial information. As indicated in the headings of the Pro Forma Condensed Combined Consolidated Balance Sheet and Income Statement all of the information is unaudited.

Note 2. Calculation of the Purchase Price and Goodwill – page 127

72.   Please revise to present the calculation of the cash portion of the merger consideration for the vested stock options.

73.   Please revise to present the calculation of the 685,464 shares of First Federal common stock to be issued upon the exchange of GFSB's common stock outstanding and the vested stock options.

74.   Please revise the allocation of the purchase price to reflect the GFSB pre-tax merger related charges as presented in the pro forma balance sheet and the related tax amount.

75.   Please revise your calculation of goodwill to use the estimated fair market value of the acquired assets and liabilities as of September 30, 2004.

76.   Please revise to disclose how the core deposit intangible was estimated.

Note 5. Stockholders' Equity – page 128

77.   Please revise to consistently present the number of shares issued to GFSB stockholders.

Note 7. Trust Preferred Securities – page 128

78.   Please revise to exclude the proceeds from the trust preferred securities. The issuance of these securities does not appear factually supportable and directly related to the merger.

Note 8. Pro Forma Condensed Combined Statement of Operations Adjustments – page 129

79.   Please revise to exclude the yield adjustment for lost interest on the cash paid.

First Federal Banc of the Southwest, Inc.
Page 11

80.   Please revise to exclude the yield adjustment for interest expense on the trust preferred securities.

Where You Can Find More Information – page 138

81.   We note the reference to First Federal documents incorporated by reference. Please tell us supplementally what documents this refers to.

First Federal Bank of the Southwest Consolidated Financial Statements

Independent Auditors' Report – page [F] – 1

82.   Please have your auditors revise their report to refer to the standards of the Public Company Accounting Oversight Board. Refer to release 34-49707 and release 33-8422.

Consolidated Statements of Income – page [F] – 4

83.   Please revise to present diluted earnings per share on the face of the consolidated statement of income. Refer to paragraph 36 of SFAS 128.

84.   Please disclose the calculation of basic and diluted earnings per share in the notes to the consolidated financial statements. Refer to paragraph 40 of SFAS 128.

Consolidated Statements of Stockholders' Equity - page [F] – 5

85.   Please revise to display reclassification adjustments on the face of the financial statement or disclose the adjustments in the notes to the financial statements. Refer to paragraphs 18 – 20 of SFAS 130.

86.   Please revise to disclose the amount of tax expense or benefit allocated to each component of other comprehensive income either on the face of the financial statement or in the notes to the financial statements. Refer to paragraph 25 of SFAS 130.

Consolidated Statements of Cash Flows – page [F] – 6

87.   Please revise the statement of cash flows to report purchases and originations of loans for resale and proceeds from sales gross in cash flows from operations. Refer to paragraph 21 of SFAS 104.

88.   Please revise to present gross capital expenditures and the gross proceeds from the sale of premises and equipment separately. Refer to paragraphs 11 – 13 of SFAS 95.

Note 1. Summary of Significant Accounting Policies

Investment Securities – page [F] – 8

89.   We note your use of an amortization method that "approximates a level-yield method."
        Please supplementally quantify the difference between the level-yield method and the
        method used and tell us how you determined that your policy complies with SFAS 91. If
        your policy complies, please revise to more clearly and unequivocally state that fact. If
        not, please revise accordingly or advise us.

Loans Held for Sale – page [F] – 9

90.   Please tell us how you comply with the requirements of Staff Accounting Bulletin No.
        105, which summarizes the view of the staff regarding loan commitments accounted for
        as derivative instruments.

Loans Receivable – page [F] – 9

91.   We note your use of amortization methods that "approximate the interest method."
        Please supplementally quantify the difference between the interest method and the
        method used and tell us how you determined that your policy complies with SFAS 91. If
        your policy complies, please revise to more clearly and unequivocally state that fact. If
        not, please revise accordingly or advise us.

Allowance for Loan Losses – page [F] – 10

92.   Please disclose how commitments to originate loans are considered in determining the
        provision for loan losses and where the allowance for these commitments is recorded in
        the financial statements.

Mortgage Servicing Rights – page [F] -10

93.   Please revise the notes to consolidated financial statements to include the disclosures
        required by paragraph 17 of SFAS 140 and paragraphs 44 and 45 of SFAS 141.

Stock Options – page [F] – 12

94.   Please revise your proforma presentation to disclose the stock-based employee
        compensation cost, net of related tax effects, that would have been included in the
        determination of net income if the fair value based method had been applied to all
        awards. Refer to paragraph 45 of SFAS 123 as amended by SFAS 148.

Note 2. Investment Securities – page [F] – 14

95.   Please revise to include the disclosures required by paragraph 21 of EITF 03-1.

Note 3. Loans Receivable – page [F] – 16

96.   Please revise to clarify what the amounts presented for loans, service fees and custodial escrow represent in regards to the bank's loan servicing portfolio.

Note 5. Savings, Certificates of Deposit and Demand Accounts – page [F] – 19

97.   Please supplementally tell us the nature of the cashier checks included in deposits.

Note 11. Fair Value of Financial Instruments – page [F] – 25

98.   Please disclose how you determined the fair value of credit commitments and letters of credit. We would expect the fair value to be estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties, as well as the difference between current levels of interest rates and committed rates. We would not expect the fair values to be comparable to the notional amounts.

Note 12. Stock Option Plans – page [F] – 26

99.   Please revise to disclose the number and weighted-average exercise price of options exercisable as of September 30, 2003. Refer to paragraph 47a of SFAS 123.

100.   Please revise to disclose the number, weighted-average exercise price and weighted-average remaining contractual life of options outstanding as of September 30, 2004 and the number and weighted-average exercise price of options exercisable as of September 30, 2004 segregated into meaningful ranges. Refer to paragraph 48 of SFAS 123.

GFSB Bancorp Form 10-KSB for the year ended June 30, 2004

Item 1. Description of Business

Investment Activities – page 12

101.   In future filings, please revise the table on page 14 to clarify that the amounts presented as the carrying value represent the amortized costs and that your available for sale securities are carried at fair value in accordance with SFAS 115.

Consolidated Financial Statements

Consolidated Statements of Earnings and Comprehensive Earnings – page F-4

102.   Please supplementally tell us the nature of your service fee income and why its inclusion
in interest income is appropriate.

103.   Please revise future filings to display reclassification adjustments on the face of the
financial statements or disclose the adjustments in the notes to the financial statements.
Refer to paragraphs 18 – 20 of SFAS 130.

104.   Please revise future filings to disclose the amount of tax expense or benefit allocated to
each component of other comprehensive income either on the face of the financial
statements or in the notes to the financial statements. Refer to paragraph 25 of SFAS
130.

Consolidated Statements of Changes in Stockholders' Equity – pages – F-6 and F-7

105.   Please supplementally tell us how you calculated the expense incurred for stock
purchased within six months of exercise of the related options. Tell us how you
determined the expense should be recorded as additional paid in capital and the
accounting literature upon which you relied.

Consolidated Statements of Cash Flows – page F–8

106.   In future filings, please revise the statement of cash flows to report purchases and
originations of loans for resale and proceeds from sales gross in cash flows from
operations. Refer to paragraph 21 of SFAS 104.

Note 1. Summary of Significant Accounting Policies

Available-for-Sale Investment and Mortgage-Backed Securities – page F-11

107.   We note your use of an amortization method that "approximates the interest method."
Please supplementally quantify the difference between the interest method and the
method used and tell us how you determined that your policy complies with SFAS 91. If
your policy complies, please revise future filings to more clearly and unequivocally state
that fact. If not, please revise accordingly or advise us.

Loans Receivable – page – F-11

108.   Please revise future filings to disclose how commitments to originate loans are
considered in determining the provision for loan losses and where the allowance for these
commitments is recorded in the financial statements.

Transfers of Financial Assets – page F-12

109.   Please revise your disclosure in future filings to state which statement you are referring to
        when you state, "The statement also distinguishes transfers of financial assets…"

Stock Options – page F-15

110.   In future filings, please revise your proforma presentation to disclose the stock-based
        employee compensation cost, net of related tax effects, that would have been included in
        the determination of net income if the fair value based method had been applied to all
        awards. Refer to paragraph 45 of SFAS 123 as amended by SFAS 148.

111.   You disclose that the fair value of options granted in 2003 and 2004 was estimated using
        an expected life of 10 years. Note 14 discloses that options have an exercise date of 10
        years from the date of grant; however, options generally vest over 5 years and have been
        exercised in each period presented. Please tell us why it is appropriate to assume no
        options will be exercised for 10 years. Refer to paragraphs 279-283 of SFAS 123. In
        future filings, revise this note and Note 14 if necessary.

Note 3. Investment Securities – page F-19

112.   Please supplementally tell us how you determined that your FNMA/SLMA preferred
        securities with a fair value of $1,200,000 are not other than temporarily impaired as of
        June 30, 2004.

Note 12. Income Taxes – page F-28

113.   Please revise future filings to disclose total deferred tax assets and total deferred tax
        liabilities in accordance with paragraph 43 of SFAS 109.

Note 14. Stock Plans – page F-30

114.   In future filings, please revise the table of activity in the Stock Option Plan to include
        your 2000 stock option plan. If there has been no activity in this plan, revise your
        disclosures to state this fact. Your disclosure that no options were issued during the year
        ended June 30, 2004 is not sufficient to address the disclosure requirements of SFAS 123.

115.   In future filings, please revise to disclose the number, weighted-average exercise price
        and weighted-average remaining contractual life of options outstanding as of the most
        recent period ended and the number and weighted-average exercise price of options
        exercisable as of the most recent period ended segregated into meaningful ranges. Refer
        to paragraph 48 of SFAS 123.

Note 16. Fair Value of Financial Instruments – page F-33

116.   We note your disclosure in Note 1 on page F-14 that fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreements and the counter parties' credit standings. In future filings, please revise the disclosure on page F-33 to present the fair value of the commitments, as calculated in accordance with your policy, under the column labeled fair value rather than the notional amount.

GFSB Bancorp Form 10-QSB for the period ended September 30, 2004

117.   Please revise future filings to address the above comments, as applicable.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Heidi Berg, Staff Accountant, at (202) 824-5463 or Donald Walker, Senior Assistant Chief Accountant, (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-2899 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Gary A. Lax, Esq.
        Kip A. Weismann, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015

        Richard Fisch, Esq.
        Malizia Spidi & Fisch, PC
        1100 New York Avenue, N.W.
        Suite 340 West
        Washington, D.C. 20005